UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Westergaard.com, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:   000-29761

Delaware	52-2002729
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Chendai Andou Industry Park, Jinjiang Quanzhou, Fujian, China 362211
(Address of principal executive offices)

(86)-13808527788
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 17, 2011

Westergaard.com, Inc.
Chendai Andou, Industry Park, Jinjiang
Quanzhou, Fujian
People’s Republic of China 362211

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF WESTERGAARD.COM, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Westergaard,”  “we,” “us,” and “our” include Westergaard.com, Inc.  and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, ANBAILUN International Holdings Limited, a company organized under the laws of the British Virgin Islands (“ANBAILUN”), and ANBAILUN’s wholly-owned operating subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is February 17, 2011.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2011 and is being mailed to our stockholders of record as of February 17, 2011 (the “Record Date”). The mailing date of this Information Statement will be on or about February 17, 2011. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Anne Straton and Louis Taubman resigned from all executive officer positions, and after appointing Mr. Ding Jinbiao to serve as Chairman of the Board, Ms. Straton, Mr. Taubman and Wenke Thoman tendered their resignations as directors, effective on the Effective Date. The Board then appointed Mr. Ding Jinbiao to serve as our Chief Executive Officer, effective immediately.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, requires the mailing of the information set forth in this Information Statement to our stockholders at least ten (10) days prior to the date on which a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF WESTERGAARD.COM, INC.
SHARE EXCHANGE TRANSACTION WITH ANBAILUN INTERNATIONAL HOLDINGS LIMITED

On February 11, 2011, we completed the acquisition of ANBAILUN International Holdings Limited, a company incorporated under the Law of British Virgin Islands ("ANBAILUN”) and a sports footwear designer and manufacturer in China’s domestic market in Tier 3 or smaller regional cities and rural areas, by means of a share exchange.

On February 11, 2011, the (“Closing Date”), we entered into a Share Exchange Agreement (“Exchange Agreement”) by and among (i) ANBAILUN, (ii) Ansheng International, Inc., as ANBAILUN’s sole shareholder, (iii) us, and (iv) our principal stockholders. Pursuant to the terms of the Exchange Agreement, the shareholders of ANBAILUN will transfer to the Company all of the shares of ANBAILUN in exchange for the issuance of 33,949,212 shares of the common stock of the Company, par value $0.001 per share (the “Common Stock”). As a result of the Share Exchange, ANBAILUN will become a wholly-owned subsidiary of the Company and the Company will be a holding company.

The directors of the Company approved the Exchange Agreement and the transactions contemplated thereby. The directors of ANBAILUN also approved the Exchange Agreement and the transactions contemplated thereby.

As a result of the Exchange Agreement, the Company acquired 100% of the business and operations of ANBAILUN, the business and operations of which now constitutes the primary business and operations of the Company. Specifically, as a result of the Exchange Agreement on the Closing Date:

☐
The Company acquired and now owns 100% of the issued and outstanding shares of capital stock of ANBAILUN, the British Virgin Islands holding company which owns and controls the sports footwear business, making ANBAILUN a wholly-owned subsidiary of the Company;

☐	The Company issued 33,949,212 shares of its common stock to the ANBAILUN Shareholders;

☐
The ownership position of the shareholders of the Company who were holders of common stock immediately prior to the Exchange Agreement changed from 100% to 1.40% (fully diluted) of the Company’s outstanding shares; and

☐	ANBAILUN Shareholders were issued common stock of the Company constituting approximately 98.6 % of the fully diluted outstanding shares of the Company.

General Business Summary of Westergaard.com, Inc.

Operating through our wholly foreign owned subsidiary Fujian Jinjiang Chendai Ansheng Shoes & Clothing Co., Ltd. (“Fujian Ansheng”) located in Fujian, China (the “PRC” or “China”), the Company is a sports footwear designer and manufacturer in China’s domestic market in smaller cities and towns and rural areas. Our products include skateboard shoes, sneakers, jogging shoes, basketball shoes, tennis shoes, boots, classic shoes and cotton-padded shoes. Our operations include: (1) research and development of sports footwear with original design under our own brand names; (2) manufacturing of sports footwear; (3) manufacturing technologies that support the realization of our designs as well as ensure the high quality of shoe products, (4) an effective distribution network that covers several small cities and towns in north and northeast China; (5) a strong management team consisting of experts with proven track records in the shoe business industry; and (6) well-recognized brand names and robust customer base.

Operating revenue for the year ended December 31, 2009 was $59,023,342, representing a 52.3% increase from $38,759,758 for the year ended December 31, 2008. Our net income for the year ended December 31, 2009 was $10,385,990, representing a 58.7% increase from $6,543,922 for the year ended December 31, 2008.

VOTING SECURITIES

Our authorized capital stock consists of 85,000,000 shares: 75,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of which 9,999,999 shares are outstanding as of May 21, 2010, and 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, of which 3,000,000 shares are designated and authorized as Series A Preferred Shares and 2,455,864 shares of which are outstanding as of May 21, 2010. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Except with respect to transactions upon which the Series A Preferred Shares shall be entitled to vote separately as a class and as otherwise required by Nevada law, the Series A Preferred Shares are not entitled to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, there were 34,431,221 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 15, 2011 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent (5%) of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is c/o ANBAILUN International Holdings Limited, Chendai Andou, Industry Park, Jinjiang, Quanzhou, Fujian, People’s Republic of China.  All share ownership figures include shares of our common stock issuable upon conversion or exercise of securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of February 17, 2011, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange (2)
Ansheng International Inc. (1)	33,949,212 (3)	98.60%

Ding Jinbiao (2)	0	0%
_____________________

(1)      We anticipate a share transfer agreement to be entered into by and between Mr. Lam Chiu Ming as the sole shareholder of Ansheng International Inc. and Mr, Ding Jinbiao, and pursuant to the share transfer agreement the shares owned by Ansheng International Inc., subject to the shares discussed in note 3, will be transferred from Mr. Lam to Mr. Ding.

(2)       Pursuant to such anticipated share transfer agreement, Mr. Ding Jinbiao, our Chairman, President and Chief Executive Officer, will have an option, subject to certain performance targets, to purchase from Mr. Lam Chiu Ming approximately 28,768,236 shares from Lam Chiu Ming. Accordingly, upon exercise of such option, Mr. Ding will directly own and control 28,768,236 shares, or 83.5%, of our Common Stock.

(3)       Pursuant to certain agreements that Ansheng International and its related entity, Anbailun International Holdings, Ltd., entered into with Silver Rock Capital Limited and Bonus Capital Co., Ltd., Ansheng International is obligated to transfer shares to each entity. Specifically, Silver Rock Capital Limited and its affiliated entities have entered into an engagement agreement and a bridge loan with Anbailun. Pursuant to the term sheet, Silver Rock Capital Limited agreed to provide consulting services to Ansheng in connection with a reverse merger and financing in the United States public markets. As consideration for these services, Ansheng agreed that Silver Rock Capital Limited would be entitled to, among other items, equity equal to 9.5% of the total outstanding shares post-Closing. The shares that Silver Rock is entitled to will be transferred to Silver Rock from Ansheng’s share ownership. Additionally, Bonus Capital entered into a marketing consultancy agreement with Anbailun to provide marketing and consulting services on the matter of Company’s going public in the U.S. capital market. In consideration of the services, Bonus Capital will receive: (i) a number of shares of common stock of the Company equal to 5% of total issued and outstanding shares post-closing of the reverse merger and financing; and (ii) 3-year warrants to purchase the number of shares of common stocks equal to 4% of the total number of shares issued in the private placement with the U.S. public shell company, exercisable at a price equal to 120% of the purchase price per unit in the financing. The shares that Bonus Capital is entitled to will transferred from the shares issued to Ansheng International in the closing of the Exchange Agreement. It is expected that this will result in an issuance of 3,259,415 and 1,921,561 shares being issued to Silver Rock and Bonus Capital, respectively.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Ms. Anne Straton, our Principal Executive Officer and Director, and Mr. Louis Taubman, our Secretary and a director, all resigned from their executive officer positions effective immediately, and after appointing Mr. Ding Jinbiao to serve as Chairman of the Board, Ms. Straton, Mr. Taubman and Mr. Wenke Thoman tendered their resignations as directors, with such resignations to be effective on the Effective Date. Our Board then appointed Mr. Ding Jinbiao to also serve as our Chief Executive Officer, with all such appointments to be effective immediately.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Exchange

Name	Age	Position with Westergaard.com, Inc.
Anne H. Straton	47	Chairman of the Board of Directors
Wenke B. Thoman	64	Director
Louis E. Taubman	41	Director

During the past five years, none of our directors have not been the subject of any of the following events:

1.
Any bankruptcy petition filed by or against any business of which our prior officer and director was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3.
Any order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting our prior officer and directors involvement in any type of business, securities or banking activities.

4.
Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated federal or state securities or commodities laws, and the judgment has not been reversed, suspended or vacated.

Directors and Director Appointees

Name	Age	Position
Ding Jinbiao	41	Chairman of the Board of Directors and Chief Executive Officer

Ding Jinbiao, Founder and Chairman of the Board, President and Chief Executive Officer

Mr. Ding is the founder and the Chairman of the Board of our Company. Mr. Ding founded Ansheng in 1995 and he is responsible for forming business strategies and making internal policy. Mr. Ding has over 20 years experience in management in the shoe industry in China. Before founding Ansheng, he worked at a leather and plastic factory as a production manager, during which he developed shoe mold technologies and was able to increase shoe sole production to 60-80 million pairs.

During the past five years, Mr. Ding Jinbiao has not been the subject to any of the following events:

1.
Any bankruptcy petition filed by or against any business of which our prior officer and director was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3.
Any order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting our prior officer and directors involvement in any type of business, securities or banking activities.

4.
Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated federal or state securities or commodities laws, and the judgment has not been reversed, suspended or vacated.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our Common Stock is quoted on the OTCQB of the Pink Markets under the symbol “WSYS”. We have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During the fiscal year of 2010, the Board did not hold any board meeting.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Ms. Anne Straton resigned as our President and Chief Executive Officer, Mr. Louis Taubman resigned as our Secretary and at such time our Board appointed Mr. Ding Jinbiao to serve as our Chairman and Chief Executive Officer.  Provided herein are brief descriptions of the business experience of each officers and officer nominees during the past five years.

Officers and Officer Appointees

Name	Age	Position
Ding Jinbiao	41	Chairman and Chief Executive Officer

Ding Jinbiao, Founder and Chairman of the Board, President and Chief Executive Officer

See his biography above.

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

No cash compensation has been awarded to, earned by or paid to Anne Straton, Louis Taubman, or Wenke B. Thoman for their services to us.  It is anticipated that for the foreseeable future, Ms. Straton, Mr. Taubman and Mr. Thoman, will receive no compensation in any form for services they provide to us in their capacities as executive officer and/or director. Prior to August 2000, our directors received compensation of $200 per board meeting and were reimbursed for out-of-pocket expenses incurred while attending board meetings, however we will not pay any additional compensation to our directors at least until we successfully complete a business combination.

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ding Jinbiao, President and Chief Executive Officer	2009	72,228	-	-	-	72,228
_____________________

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We have not entered into employment agreements with each of the PRC Subsidiary’s employees, officers and directors.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Mr. Ding Jinbiao, our chairman of the Board and Chief Executive Officer and President from his personal account, paid an amount up to RMB 300,000 incurred in connection with leasing the office.

The shareholders, directors and officers of our Company have not any investment or employment activities that may compete with our business. We have not provided any loans or guarantees to shareholders, directors, officers or other related parties.

There is no asset or property transfer activity among us, shareholders, directors, and other related parties.

There is no notarized and non-notarized powers of attorney granted by us to any third parties.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Westergaard.com, Inc.
c/o ANBAILUN International Holdings, Ltd.
Chendai Andou Industry Park, Jinjiang
Quanzhou, Fujian, China 362211
Attn: Ding Jinbiao
Telephone: +86-13808527788

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

·	Forward the communication to the Director or Directors to whom it is addressed;
·	Attempt to handle the inquiry directly; or
·	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Westergaaard.com, Inc.

	By:	/s/ Ding Jinbiao
Name: Ding Jinbiao
Title: Chief Executive Officer and Chairman of the Board of Directors

Dated: February 17, 2011